UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

Commission File Number:  001-35074
CUSIP Number: 866082100

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	December 31, 2013
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Summit Hotel Properties, Inc.
Full Name of Registrant

N/A
Former Name if Applicable

12600 Hill Country Boulevard, Suite R-100
Address of Principal Executive Office (Street and Number)

Austin, TX 78738
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

In 2013, Summit Hotel Properties, Inc. (the “Registrant”) sold 15 hotels and one was held for sale at December 31, 2012.  In addition, the Registrant classified three hotels as held for sale at December 31, 2013.  The results of these 19 hotels are being included in discontinued operations in the Registrant’s consolidated financial statements as of and for the year ended December 31, 2013.  The Registrant has determined that it needs to make certain corresponding adjustments to its consolidated financial statements for periods beginning on and before December 31, 2012, which were audited by the Registrant’s former auditors.  These corresponding adjustments will have no effect on the Registrant’s net income or loss or net income or loss applicable to common stockholders included in the Registrant’s s previously issued consolidated financial statements.  The Registrant’s current auditors are unable to audit such adjustments and therefore the Registrant has requested the former auditors to audit these adjustments, which will require additional time to complete in order to reissue their audit opinion.  Accordingly, the Registrant is unable to file its Annual Report on Form 10-K for the year ended December 31, 2013 (the “Form 10-K”) by March 17, 2014 without unreasonable effort and expense.  The Registrant anticipates that the Form 10-K will be filed as soon as practicable after the date hereof, but in no event later than the fifteenth calendar day following the date on which the Form 10-K was due.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Stuart Becker	(512)	538-2300
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☐ Yes ☒ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Summit Hotel Properties, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	March 17, 2014	By:	/s/ Stuart Becker
Stuart Becker
Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).